UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No.__)

Under the Securities Exchange Act of 1934

VACCINEX, INC.

(Name of Issuer)

Common Stock, Par Value $0.0001 per share

(Title of Class of Securities)

918640 103

(CUSIP Number)

Robert A. Grauman, Esq.
Baker & McKenzie LLP
452 Fifth Avenue
New York NY 10018
(212) 626-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 13, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 918640 103

1.	Names of Reporting Persons
FCMI PARENT CO.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

NOVA SCOTIA, CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
7,418,430
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
7,418,430
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

7,418,430

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

54.5%
14.	Type of Reporting Person

CO
2

CUSIP No. 918640 103

1.	Names of Reporting Persons
FCMI FINANCIAL CORPORATION
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

ONTARIO, CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
1,005,616
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
1,005,616
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,005,616

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

7.4%
14.	Type of Reporting Person

CO
3

CUSIP No. 918640 103

1.	Names of Reporting Persons
PAN ATLANTIC BANK AND TRUST LIMITED
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

BARBADOS
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
37,633
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
37,633
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

37,633

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

0.3%
14.	Type of Reporting Person

CO

4

CUSIP No. 918640 103

1.	Names of Reporting Persons
ALBERT D. FRIEDBERG
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF, PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
8,441,318
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
8,441,318
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

8,441,318

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

62.0%
14.	Type of Reporting Person

IN

5

CUSIP No. 918640 103

1.	Names of Reporting Persons
FRIEDBERG GLOBAL-MACRO HEDGE FUND LTD.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

CAYMAN ISLANDS
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
583,333
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
583,333
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

583,333

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

4.3%
14.	Type of Reporting Person

CO

6

CUSIP No. 918640 103

1.	Names of Reporting Persons
FRIEDBERG MERCANTILE GROUP LTD.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
583,333
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
583,333
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

583,333

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

4.3%
14.	Type of Reporting Person

CO
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Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Vaccinex, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 1895 Mount Hope Avenue Rochester, New York 14620.

Preliminary Note: All Common Stock share amounts and percentage interests in this Schedule 13D give effect to the 1-for-10 reverse stock split effected by the Issuer on August 7, 2018 and to the issuance of 3,333,334 shares of Common Stock in the Issuer’s initial public offering (“IPO”) on August 13, 2018, excluding the overallotment option for 500,000 shares granted by the Issuer to the underwriters of the IPO.

Item 2.	Identity and Background

This Schedule 13D is being filed by FCMI Parent Co. (“FCMI Parent”), FCMI Financial Corporation (“FCMI”), Pan Atlantic Bank and Trust Limited (“PABTL”), Friedberg Global-Macro Hedge Fund Ltd. (“G-M Fund”), Friedberg Mercantile Group, Ltd. (“FMG”) and Albert D. Friedberg. FCMI Parent, FCMI, PABTL, G-M Fund, FMG and Mr. Friedberg are hereinafter referred to collectively as the “Filing Persons” and each, individually, as a “Filing Person.”

The following sets forth certain information regarding the Filing Persons:

FCMI Parent. FCMI Parent is a Nova Scotia, Canada corporation having its registered office at 900-1959 Upper Water Street, Halifax, Nova Scotia B3J 2X2, and principal business office at Suite 250, Brookfield Place, 181 Bay Street, Toronto, Ontario, Canada M5J 2T3. FCMI Parent is the Friedberg family investment holding vehicle, and its principal business is management of its own investment portfolio, which it owns directly and through subsidiaries, including FCMI.

FCMI. FCMI is an Ontario, Canada corporation having its registered office and its principal business office at Suite 250, Brookfield Place, 181 Bay Street, Toronto, Ontario, Canada M5J 2T3. FCMI’s principal business is management of its own investment portfolio.

PABTL. PABTL is a Barbados company registered under the International Financial Services Act 2002 of Barbados. PABTL’s registered and principal business office is located at 1st Floor, Whitepark House, White Park Road, Saint Michael, Saint Michael, Barbados BB 11135. The principal business of PABTL is treasury activity, merchant banking, securities trading, hedging and longer term investments in public and private securities and debt instruments. PABTL is a wholly-owned subsidiary of FCMI.

G-M Fund. G-M Fund is an open-ended private investment company incorporated as an exempted company under the laws of the Cayman Islands. G-M Fund is a multi-strategy fund whose investment objective is to seek significant total investment returns, consisting of a combination of interest income, currency gains and capital appreciation by investing in four discrete groups of investments: (i) long positions in fixed income securities; (ii) long and short positions in equity securities; (iii) currency forwards and futures contracts and options thereon; and (iv) commodity forwards and futures contracts and options thereon, and other over-the-counter traded derivatives instruments. G-M Fund generally invests directly through managed accounts and indirectly through private investment funds. The registered office address of G-M Fund is 190 Elgin Avenue George Town, Cayman Islands KY1-9005.

FMG. FMG is the investment advisor to G-M Fund. FMG is a broker dealer and a member of the Investment Industry Regulatory Organization of Canada, the Canadian Investor Protection Fund and all Canadian exchanges. FMG provides a wide range of financial and investment services to retail and institutional clients. FMG is a family-owned company and it is the policy of the Friedberg family to be the lead investor in any investment product offered by FMG. FMG has specialized in managing money in non-traditional asset classes. FMG’s business address is 181 Bay Street, Suite 250, Toronto, Ontario, Canada M5J 2T3.

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Albert D. Friedberg. Albert D. Friedberg is an individual and a Canadian citizen. Mr. Friedberg’s principal occupation is as President and Director of FCMI Parent. Mr. Friedberg is a Director and Chairman of the Board of the Issuer. Mr. Friedberg is also involved in numerous philanthropic activities.

The following provides certain information regarding the directors, officers and controlling persons of the Filing Persons.

FCMI Parent and FCMI: The sole officers and directors of FCMI Parent and FCMI are Mr. Friedberg and Mr. Dan Scheiner. Mr. Scheiner is a Canadian citizen. His principal occupation is as a Vice President and General Counsel of FMG, and his business address is c/o FMG.

All of the outstanding shares of FCMI Parent are held by Mr. Friedberg, members of his family, and trusts for the benefit of members of his family. Mr. Friedberg retains possession of voting and dispositive power over the FCMI Parent shares held by members of the Friedberg family and trusts for the benefit of members of his family and, as a result, Mr. Friedberg controls and may be deemed the beneficial owner of 100% of the outstanding shares and sole controlling person of FCMI Parent. By virtue of his control of FCMI Parent, Mr. Friedberg may be deemed to possess voting and dispositive power over the shares owned directly by FCMI Parent and by its subsidiaries, FCMI and PABTL.

PABTL: Set forth below is a list of the directors of PABTL and their respective principal occupations or employment, and the name and address of the business through which such occupation or employment is conducted. Each director of PABTL is a citizen of Barbados.

Name	Principal Occupation or Employment	Address
Robert Bourque	Managing Director of PABTL	c/o PABTL
Joyce Dear	Director of PABTL; retired partner of PricewaterhouseCoopers	c/o PABTL
Richard Fisher	Real estate agent	Terra Caribbean: Barbados Somerley, Worthing, Christ Church BB 15009
Gale Prescod	Attorney	De Novo Legal #14 Pine Plantation Road St. Michael, Barbados

G-M Fund:

Set forth below is a list of the directors of G-M Fund and their respective principal occupations or employment and the address at which such principal occupation or employment is carried on. Mr. Friedberg and Mr. Bourque are citizens of Canada and Barbados, respectively Mr. Eden is a citizen of the Cayman Islands.

Name	Principal Occupation or Employment	Address
Albert D. Friedberg	President and Director of FCMI Parent	c/o FCMI Parent
Robert Bourque	Managing Director of PABTL	c/o PABTL
Brian Eden	Director of G-M Fund	190 Elgin Avenue George Town Cayman Islands KY1-9005
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FMG. The board of directors of FMG presently consists of three persons, including Mr. Friedberg, who is also the President and the Chief Executive Officer of FMG. Information regarding Mr. Scheiner, a Vice President and General Counsel of FMG, is provided above under “FCMI Parent and FCMI.” The other directors and officers of FMG are listed below. Their respective principal occupations or employments are serving in the capacity or capacities for FMG set forth next to their respective names, and the business address of each of such persons is c/o FMG. Mr. Gordon is a U.S. citizen; each of the other persons listed below is a citizen of Canada.

Name	Position(s) with FMG
Daniel A. Gordon	Vice President, Chief Compliance Officer and Director
Enrique Zauderer	Vice President and Director
Michael Y.D. Ng	Vice President
Richard Knight	Chief Financial Officer

During the last five years, none of the Filing Persons and to their knowledge, none of the directors or officers of FCMI Parent, FCMI, PABTL, G-M Fund or FMG has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor was any of them a party to a civil proceeding of a United States judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The aggregate amount paid by the Filing Persons for the shares of Common Stock beneficially owned by them, including purchases of Common Stock, redeemable convertible preferred stock of the Issuer that has been converted into Common Stock, partnership units that have been exchanged for Common Stock and presently outstanding partnership units that are exchangeable for Common Stock is approximately $100,784,944. The respective aggregate purchase prices paid by the Filing Persons for the Common Stock and such other securities owned directly by them (including, for FCMI Parent and FCMI, the purchase price for outstanding partnership units directly owned by them that are presently exchangeable for Common Stock) are as follows:

Filing Person	Aggregate Purchase Price
FCMI Parent	$81,680,148
FCMI	$3,720,305
PABTL	$384,492
G-M Fund	$7,000,000
Albert Friedberg	$7,999,999

Each of the Filing Persons obtained the funds used to acquire the Issuer’s Common Stock and securities convertible into or exchangeable for such Common Stock from its working capital, including intercompany dividends paid by Filing Persons to other Filing Persons and, in the case of Mr. Friedberg, personal funds.

The 37,633 shares of Common Stock owned directly by PABTL, as shown in the table in Item 5, below, were acquired by PABTL on behalf of persons to whom PABTL advanced a portion of the purchase price for shares of the Issuer’s Series A Convertible Preferred Stock in 2001. All such preferred stock was subsequently converted into Common Stock in connection with the Issuer’s IPO. The shares are presently held as collateral security for the payment of such advances, plus interest, pursuant to security arrangements between PABTL and the borrowers, including Daniel Gordon and Enrique Zauderer, each of whom is a director and an officer of FMG. See “Beneficial Ownership of Shares Under PABTL Pledge Arrangements,” in Item 5 below. The respective aggregate purchase prices for the Series A Convertible Preferred Stock purchased by Messrs. Gordon and Zauderer were $13,659 and $31,906, of which PABTL advanced $9,247 and $21,961, respectively, to Mr. Gordon and Mr. Zauderer. The remaining portions of the purchase price for such shares were obtained, in each case, from their personal funds.

10

Item 4.	Purpose of Transaction.

The Filing Persons have acquired the Common Stock owned by them for investment and to support the Issuer’s research and development activities and its efforts to develop targeted biotherapeutics to treat serious diseases and conditions with unmet medical needs including cancer, neurodegenerative diseases, and autoimmune disorders. The Filing Persons’ investment in the Issuer commenced in 2009 when FCMI Parent and FCMI and other Canadian investors participated in a series of financing arrangements with the Issuer to advance the development of certain therapeutic monoclonal antibodies under development by the Issuer in certain therapeutic indications. The Filing Persons subsequently continued to support the Issuer with additional investments and acquisitions of the Issuer’s convertible preferred stock and partnership interests exchangeable for the Issuer’s Common Stock. These financing transactions, all of which occurred before the Issuer’s IPO, are described in the Issuer’s prospectus dated August 9, 2018, under the caption “Certain Relationships and Related Person Transactions.”

In connection with the Issuer’s IPO, the Filing Persons converted all of their convertible preferred stock into Common Stock, and FCMI Parent and G-M Fund purchased a total of 2,458,333 additional shares of Common Stock in the IPO so as to enable the Issuer to obtain additional funds for such purposes and to have access to public capital markets. As a result of these investments, Mr. Friedberg, through his control of the Filing Persons, is the largest stockholder of the Issuer and has the ability to control the Issuer through this ownership position. Except for a total of 2,148,034 shares issuable in exchange for certain partnership interests held by FCMI Parent and FCMI, the Filing Persons do not have any present intention to acquire additional shares of Common Stock. The Filing Persons also note that their ability to effect dispositions of Common Stock may be limited by the lockup agreements entered into by Mr. Friedberg and FCMI Parent, by their status as “affiliates” of the Issuer, and by the short-swing profit recapture provisions of Section 16(b) of the Securities and Exchange Act of 1934, as amended. Subject to the foregoing, the Filing Persons reserve the right to take, in the future, such actions with respect to their investment in the Issuer as they deem appropriate.

Except as described herein, the Filing Persons do not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Filing Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

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Item 5.	Interest in Securities of the Issuer.

See the Preliminary Note in Item 1 of this Schedule 13D.

On the date of this Schedule 13D, the Filing Persons are the beneficial owners of a total of 8,441,318 shares of the Issuer’s Common Stock, representing 62.0% of the Issuer’s outstanding Common Stock. The Filing Persons’ aggregate and individual beneficial ownership has been computed as a percentage 13,623,083 shares outstanding or deemed outstanding, comprising (i) 11,475,049 shares of Common Stock outstanding on August 13, 2018, the settlement date for the Issuer’s IPO, as reported by the Issuer in its final prospectus dated August 9, 2018, plus (ii) 967,983 shares issuable upon exchange of Units of Vaccinex Products LP owned directly by FCMI plus (iii) 1,180,051 shares are issuable upon exchange of Units of VX3 (DE) LP owned directly by FCMI Parent. The following table shows the number of shares of Common Stock and the percentage of the Issuer’s Common Stock directly owned and beneficially owned by each Filing Person:

Name	Shares Directly Owned		Percentage Directly Owned	Shares Owned Beneficially		Percentage Owned Beneficially
PABTL	37,633		0.3%	37,633	[1]	0.3%
FCMI	967,983	[2]	7.1%	1,005,616	[3]	7.4%[3]
FCMI Parent	6,412,814	[4]	47.1%	7,418,430	[5]	54.5%[5]
G-M Fund	583,333	[6]	4.3%	583,333	[6]	4.3%[6]
FMG	-0-	[6]	-0-%	583,333	[6]	4.3%[6]
Albert Friedberg	439,555		3.2%	8,441,318	[7]	62.0%[7]

[1]	All such shares are owned of record directly by PABTL. See “Beneficial Ownership of Shares Under PABTL Pledge Arrangements” below.
[2]	All such 967,983 shares are issuable upon exchange of Units of Vaccinex Products LP owned directly by FCMI. See “Exchangeable Partnership Units - Vaccinex Products” in Item 6 below.
[3]	Includes 967,983 shares issuable upon exchange of Units of Vaccinex Products LP owned directly by FCMI and 37,633 shares owned directly by PABTL.
[4]	Includes 5,232,763 shares owned directly by FCMI Parent (of which 444,294 shares were acquired prior to the Issuer’s IPO) and 1,180,051 shares issuable upon exchange of Units of VX3 (DE) LP owned directly by FCMI Parent. See “Exchangeable Partnership Units - VX3” in Item 6 below.
[5]	Includes 6,412,814 shares owned directly by FCMI Parent (including 1,180,051 shares issuable upon exchange of Units of VX3 (DE) LP owned directly by FCMI Parent), 967,983 shares issuable upon exchange of Units of Vaccinex Products LP owned directly by FCMI, and 37,633 shares owned directly by PABTL.
[6]	All such 583,333 shares are owned by G-M Fund. Voting and dispositive power over the shares held by G-M Fund are exercisable by FMG, the investment manager of G-M Fund.
[7]	Includes 37,633 shares owned directly by PABTL, 967,983 shares issuable upon exchange of Units of Vaccinex Products LP owned directly by FCMI, 6,412,814 shares owned directly by FCMI Parent (including 1,180,051 shares issuable upon exchange of Units of VX3 (DE) LP owned directly by FCMI Parent), 583,333 shares owned directly by G-M Fund, and 439,555 shares owned directly by Mr. Friedberg.

All shares reported as beneficially owned by the Filing Persons are presently outstanding, other than (i) 967,983 shares are issuable upon exchange of Units of Vaccinex Products LP owned directly by FCMI and (ii) 1,180,051 shares are issuable upon exchange of Units of VX3 (DE) LP owned directly by FCMI Parent. Mr. Friedberg, directly and through his control over FCMI Parent shares held by members of his family and trusts for the benefit of members of his family, may be considered the beneficial owner of all of the Common Stock beneficially owned by FCMI Parent. By virtue of his control of FCMI Parent, Mr. Friedberg also may be deemed to possess voting and dispositive power over the shares owned directly by its wholly-owned subsidiaries, FCMI and PABTL. By virtue of his control of FMG, which exercises voting and dispositive power over the shares owned directly by G-M Fund, Mr. Friedberg also may be deemed to possess voting and dispositive power over the shares owned by G-M Fund.

Beneficial Ownership of Shares Under PABTL Pledge Arrangements. The 37,633 shares owned of record directly by PABTL, as shown in the table above, are held by PABTL pursuant to pledge arrangements to secure the advances by PABTL used to purchase the Issuer’s Series A Convertible Preferred Stock described in Item 3, above. Such 37,633 shares include 807 shares and 1,917 shares, respectively, held as collateral security for advances made to Daniel Gordon and Enrique Zauderer. Under the terms of the security arrangements, all such shares are registered in the name of PABTL and the loans from PABTL are not prepayable until consummation of an initial public offering by the Issuer. Because the Issuer has completed the IPO, Messrs. Gordon and Zauderer (as well as the other recipients of advances from PABTL) are now entitled to prepay their respective loans from PABTL and to cause their shares to be released to them. By virtue of their presently exercisable right to cause the shares to be released from their pledges to PABTL and to acquire outright ownership of such shares, each of Mr. Gordon and Mr. Zauderer may be deemed to have beneficial ownership of 807 shares and 1,917 shares, respectively, of the Issuer’s Common Stock registered in PABTL’s name. Except for (i) the Common Stock beneficially owned by Mr. Friedberg and (ii) the shares pledged to PABTL by Messrs. Gordon and Zauderer and now beneficially owned by them, none of the directors or officers of any of the Filing Persons beneficially owns any Common Stock.

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The following table sets forth certain information with regard to transactions in the Issuer’s Common Stock effected by the Filing Persons during the 60-day period preceding the date of this Schedule 13D. All such transactions were effected on August 13, 2018, the settlement date for the Issuer’s IPO. All acquisitions of Common Stock made for cash were made at a purchase price of $12.00 per share, the public offering price in the Issuer’s IPO.

Filing Person	Nature of Transaction	No. of Shares Acquired
PABTL	Conversion of 376,334 shares of Series A Convertible Preferred Stock	37,633	[1]
FCMI Parent	Conversion of 5,005,755 shares of Series A Convertible Preferred Stock	500,750
FCMI Parent	Conversion of 3,655,595 shares of Series B Convertible Preferred Stock	599,957
FCMI Parent	Conversion of 2,041,477 shares of Series B1 Convertible Preferred Stock	204,145
FCMI Parent	Conversion of 3,877,641 shares of Series B2 Convertible Preferred Stock	480,822
FCMI Parent	Conversion of 6,836,890 shares of Series D Convertible Preferred Stock	683,681
FCMI Parent	Purchase for cash	1,875,000
G-M Fund	Purchase for cash	583,333
Albert Friedberg	Conversion of 4,395,604 shares of Series D Convertible Preferred Stock	439,555

[1]	See “Beneficial Ownership of Shares Under PABTL Pledge Arrangements,” above.

Except as set forth in the preceding table, none of the Filing Persons and, to their knowledge, none of their respective directors or officers has effected any transactions in the Issuer’s Common Stock in the 60 days preceding the filing of this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

Exchangeable Partnership Units

Vaccinex Products

FCMI holds limited partnership units in Vaccinex Products LP (“Vaccinex Products”), a partnership that holds license rights for certain therapeutic monoclonal antibodies under development by the Issuer in certain indications. The Issuer is currently an 80% owner and the sole general partner of Vaccinex Products. Vaccinex Products, the Issuer and the noncontrolling investors in Vaccinex Products, including FCMI and FCMI Parent, are parties to an amended exchange agreement pursuant to which each noncontrolling investor has the option, at any time, to exchange all, but not less than all, of its Vaccinex Products units on a 1-for-10 basis into shares of Common Stock. The exchange agreement also provides that in the event FCMI exercises its option to exchange all, but not less than all, of its Vaccinex Products LP units for shares of Common Stock, it would trigger the exchange of all Vaccinex Products units held by the other noncontrolling investors for Common Stock. Further, under the exchange agreement, the Issuer has a right to require the exchange of all units held by the noncontrolling investors for shares of Common Stock at any time on or after October 24, 2019 and under certain additional circumstances, including the Issuer entering into a transaction such as a sale, merger or consolidation such that the Common Stock is or will be sold or exchanged for cash and/or marketable securities.

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VX3

In November 2017, the Issuer entered into a license agreement (the “VX3 License Agreement”), with VX3 (DE) LP (“VX3”), which was formed in October 2017 by a group of Canadian investors including FCMI Parent. Under the VX3 License Agreement, the Issuer granted VX3 the license to use, make, have made, sell, offer and import VX15, a lead product candidate of the Issuer, for the treatment of Huntington’s disease in the U.S. and Canada. On August 13, 2018, the Issuer entered into an exchange agreement providing each VX3 partner with the right to exchange all, but not less than all, of its partnership interests in VX3 for shares of Common Stock. The exchange agreement provides that in the event FCMI Parent exercises its option to exchange its VX3 partnership interests for Common Stock, it would trigger the exchange of all VX3 partnership interests for shares of Common Stock. Further, under the exchange agreement, the Issuer has a right to require the exchange of all partnership interests in VX3 for shares of Common Stock at any time after the fifth anniversary of the exchange agreement, and certain additional circumstances, including the Issuer entering into a transaction such as a sale, merger or consolidation such that the Common Stock is or will be sold or exchanged for cash and/or marketable securities.

Registration Rights

Piggy-back Registration Rights - FCMI Parent and Mr. Friedberg

Pursuant to subscription agreements for the purchase of the Issuer’s Series D entered into by FCMI Parent in 2016 and by Mr. Friedberg in 2017 in connection with their purchases of the Issuer’s Series D Redeemable Convertible Preferred Stock, FCMI Parent and Mr. Friedberg were each granted certain “piggyback” registration rights, entitling them to include their shares of Common Stock in a registration filed by the Issuer, subject to certain marketing limitations. At the date of this Schedule 13D, such registration rights are applicable to (i) the Common Stock issued to FCMI Parent upon its conversion of the Issuer’s Series A, Series B, Series B-1, Series B-2 and Series D preferred stock, (ii) the Common Stock purchased by FCMI Parent in the IPO, and (iii) the Common Stock issued to Mr. Friedberg upon his conversion of the Issuer’s Series D Preferred Stock. Such rights would also be applicable to any Common Stock acquired by FCMI Parent in exchange for its units in VX3, as described above. The piggy-back registration rights become exercisable from the time the Issuer completes a “Qualified Public Offering” (as defined in the restated series of designation for the Issuer’s Series D Preferred Stock which, after the Issuer’s one for 10 reverse stock split requires, inter alia, a minimum public offering price of $50 per share and gross proceeds to the Issuer of $30 million). From the time these rights become exercisable until the earlier of such time that all of the registrable shares (i) have been sold to third parties or (ii) cease to be restricted securities pursuant to Rule 144 of the Securities Act, the must notify the holders of all registrable shares of any filing of a registration statement covering any of the Issuer’s securities. Upon a holder’s written request, the Issuer must include all or a portion of the holder’s shares of Common Stock in the registration. FCMI Parent and Mr. Friedberg will not pay any expenses in connection with the registration other than fees of their own counsel and any applicable underwriting discounts and/or commissions.

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Other Registration Rights - Demand Registration Rights

Pursuant to a First Amended and Restated Investor Rights Agreement entered into in 2003, commencing 180 day from August 9, 2018, Pan Atlantic may demand that the Issuer file a registration statement or request that the Issuer cover its shares by a registration statement that the Issuer otherwise files, as described below.

Holders of at least a majority of the registrable shares under the Investor Rights Agreement may request that the Issuer register all or a portion of their shares of Common Stock for sale under the Securities Act. subject to certain conditions In addition, when the Issuer is eligible for the use of Form S-3, or any successor form, holders of at least a majority of such registrable shares may request that the Issuer register all or a portion of their shares of Common Stock for sale under the Securities Act on Form S-3, or any successor form, so long as the aggregate price to the public in connection with any such offering is at least $5.0 million. In the event that any registration in which the holders of registrable shares participate is an underwritten public offering, the number of registrable shares to be included may, in specified circumstances, be limited due to market conditions. The demand and Form S-3 registration rights will expire three years after they become exercisable.

Other Registration Rights - Incidental Registration Rights

In addition, if in the future the Issuer registers any shares of Common Stock, Pan Atlantic may be entitled to “piggyback” registration rights and may include all or a portion of its shares of Common Stock in the registration. If the number of registrable shares to be included is limited due to market conditions, Pan Atlantic will be subject to will have pari passu cutback rights.

Lock-up Agreements

Mr. Friedberg and FCMI Parent, together with the Issuer and other holders of substantially all of the Common Stock outstanding on August 9, 2018, have agreed with the underwriters of the IPO that, for a period of 180 days following August 9, 2018, the Issuer or such stockholders will not offer, sell, contract to sell, pledge, grant any stock option to purchase, make any short sale or otherwise dispose of any shares of Common Stock, or any stock options or warrants to purchase any shares of Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock, whether now owned or later acquired, owned directly or with respect to which the Issuer or such stockholders have beneficial ownership within the meaning of the rules and regulations of the SEC, subject to specified exceptions. The underwriters may, in their sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement.

The foregoing descriptions of the exchange agreements, the registration rights granted under the subscription agreements, the investor rights agreement, and the lock-up agreements are qualified, in each case, by the full text of such documents, which have been filed or incorporated by reference as exhibits to this Schedule 13D.

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Item 7.	Materials to be Filed as Exhibits

The following documents are filed as exhibits to this Schedule 13D:

Exhibit	Document

99.1	Joint Filing Agreement among the Filing Persons

99.2	Amended and Restated Exchange Agreement dated October 24, 2014, by and among the Issuer, FCMI Financial Corporation, FCMI Parent Co. and the other parties listed therein (incorporated by reference to Exhibit 10.15 to the Issuer’s Registration Statement on Form S-1, Registration No. 333-226103).

99.3	Form of Exchange Agreement dated August 13, 2018 by and among the Issuer, VX3 (DE) LP, FCMI Parent Co. and the other parties listed therein (incorporated by reference to Exhibit A to the Agreement dated March 16, 2018 by and among the Issuer, VX3 (DE) LP, VX3 Inc., and each of the other parties thereto filed as Exhibit 10.22 to the Issuer’s Registration Statement on Form S-1, Registration No. 333-226103)

99.4	First Amended and Restated Investor Rights Agreement, dated August 22, 2003, by and among the Issuer and the parties thereto, including Pan Atlantic Bank and Trust Limited (incorporated by reference to Exhibit 10.1 to the Issuer’s Registration Statement on Form S-1, Registration No. 333-226103).

99.5	Excerpt from Series D Convertible Preferred Stock Subscription Agreement dated July 15, 2016 setting forth registration rights held by FCMI Parent Co.

99.6	Excerpt from Series D Convertible Preferred Stock Subscription Agreement dated May 22, 2017 setting forth registration rights held by Albert Friedberg

99.7	Lock-up Agreement executed by FCMI Parent Co.

99.8	Lock-up Agreement executed by Albert Friedberg

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Signatures

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 24, 2018
FCMI PARENT CO.

	By:	/s/ Dan Scheiner
	Name:	Dan Scheiner
	Title:	Vice President

FCMI FINANCIAL CORPORATION

	By:	/s/ Dan Scheiner
	Name:	Dan Scheiner
	Title:	Vice President

PAN ATLANTIC BANK AND TRUST LIMITED

	By:	/s/ Robert Bourque
	Name:	Robert Bourque
	Title:	Managing Director

FRIEDBERG GLOBAL-MACRO HEDGE FUND LTD.

	By:	/s/ Albert D. Friedberg
	Name:	Albert D. Friedberg
	Title:	Director

FRIEDBERG MERCANTILE GROUP LTD.

	By:	/s/ Albert D. Friedberg
	Name:	Albert D. Friedberg
	Title:	Director

ALBERT D. FRIEDBERG, individually

/s/ Albert D. Friedberg
	Name:	Albert D. Friedberg
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